EXHIBIT 99.6

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Silvercorp Metals Inc. (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its Annual Report on Form 40-F for the fiscal year ended March 31, 2018 (the “Report”).

I, Dr. Rui Feng, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

i.	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

ii.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 22, 2018

s/ Dr. Rui Feng

Name: Dr. Rui Feng
Title: Chief Executive Officer